15025578

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | October 31, 2001 |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC Mail Processing Section
MAR 17 2015
Wash. D.C.
194

| SEC FILE NUMBER |
|---|
| 8- 67137 |

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 1, 2014 (MM/DD/YY) AND ENDING December 31, 2014 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Founders Financial Securities, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1020 Cromwell Bridge Road
(No. and Street)

| Towson | MD | 21286 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Karen A Steighner (303) 795-0400
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer Jeffries LLP
(Name – *if individual, state last, first, middle name*)

| 5251 South Quebec Street, Suite 200 | Greenwood Village | CO | 80111 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01)

**Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Karen A Steighner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Founders Financial Securities, LLC, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

AMANDA ELIZABETH THOMPSON
NOTARY PUBLIC
STATE OF COLORADO
NOTARY ID 20144044528
MY COMMISSION EXPIRES NOVEMBER 20, 2018

Signature

Financial & Operations Principal
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# FOUNDERS FINANCIAL SECURITIES, LLC

## Financial Statements And Schedules

## December 31, 2014

## (With Report of Independent Registered Public Accounting Firm Thereon)

**FOUNDERS FINANCIAL SECURITIES, LLC**

Financial Statements and Schedules

December 31, 2014

# Table Of Contents

SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

**FOUNDERS FINANCIAL SECURITIES, LLC**

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Founders Financial Securities, LLC

We have audited the accompanying financial statements of Founders Financial Securities, LLC (the "Company"), which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in member's capital and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The information contained in the supplemental schedule listed in the accompanying index has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements.

The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Spicer Jeffries LLP

Greenwood Village, Colorado
March 7, 2015

# FOUNDERS FINANCIAL SECURITIES, LLC

# STATEMENT OF FINANCIAL POSITION

## December 31, 2014

| | | |
|---|---|---|
| **Assets** | | |
| Cash and Cash Equivalents | $ | 1,173,262 |
| Commissions Receivable | | 250,890 |
| Other Receivables | | 103,921 |
| Property and Equipment, net of Accumulated Depreciation | | 47,614 |
| Prepaid and Other Assets | | 70,874 |
| ***Total assets*** | $ | 1,646,561 |
| **Liabilities and Member's Capital** | | |
| Accounts Payable and Accrued Expenses | $ | 186,084 |
| Commissions Payable | | 213,256 |
| Deferred revenue | | 2,373 |
| Due to Broker | | 30,759 |
| ***Total liabilities*** | | 432,472 |
| **Member's Capital** | | 1,214,089 |
| ***Total liabilities and member's capital*** | $ | 1,646,561 |

The accompanying notes are an integral part of this statement.

## FOUNDERS FINANCIAL SECURITIES, LLC

## STATEMENT OF OPERATIONS

### December 31, 2014

| | | |
|---|---|---|
| **Revenue:** | | |
| Commissions | $ | 10,996,094 |
| Advisory fees | | 8,680,145 |
| Other Income | | 222,117 |
| ***Total revenue*** | | 19,898,356 |
| **Expenses:** | | |
| Commissions, Salaries & Benefits | $ | 15,366,243 |
| Selling, general and administrative costs | | 2,974,258 |
| Clearing Fees | | 496,028 |
| Occupancy & Equipment | | 57,186 |
| Professional Fees | | 321,430 |
| Insurance | | 241,844 |
| Regulatory Fees | | 154,514 |
| Travel & Entertainment | | 24,110 |
| ***Total expenses*** | | 19,635,613 |
| **Net income** | $ | 262,743 |

The accompanying notes are an integral part of this statement.

## FOUNDERS FINANCIAL SECURITIES, LLC

## STATEMENT OF CHANGES IN MEMBER'S CAPITAL

**December 31, 2014**

| | | Member's Capital |
|---|---|---|
| Balance as of December 31, 2013 | $ | 1,651,346 |
| Distributions to Member | | (700,000) |
| Net income | | 262,743 |
| Balance as of December 31, 2014 | $ | 1,214,089 |

The accompanying notes are an integral part of this statement.

# FOUNDERS FINANCIAL SECURITIES, LLC

## STATEMENT OF CASH FLOWS

### December 31, 2014

| | | |
|---|---|---|
| **Cash flows from operating activities:** | | |
| Net income | $ | 262,743 |
| **Adjustments to reconcile net income to net cash used by operating activities:** | | |
| Decrease in Commissions Receivable | | 442,229 |
| Decrease in Other Receivables | | 101,553 |
| Increase in Prepaid and Other Assets | | (29,924) |
| Increase in Accounts Payable and Accrued Expenses | | 30,383 |
| Increase in Commissions and Salaries Payable | | 110,590 |
| Depreciation Expense | | 30,947 |
| Net cash provided by operating activities | | 948,521 |
| **Cash flows from financing activities:** | | |
| Distribution to Member | $ | (700,000) |
| Net cash used by financing activities | | (700,000) |
| Net Increase in Cash | $ | 248,521 |
| Cash at beginning of year | $ | 924,741 |
| Cash at end of year | $ | 1,173,262 |

The accompanying notes are an integral part of this statement.

## *NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES*

***Organization***

Founders Financial Securities, LLC (the "Company"), a Maryland limited liability company was formed in 2004. The Company began operations as a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") and became a member of the Financial Industry Regulatory, Inc. ("FINRA") on April 6, 2006. The Company's operations consist primarily of providing financial advisory and wealth management services. The Company earns revenues primarily from commissions and fees earned from the sale of insurance products, mutual funds and investment advisory services. The Company is a wholly owned subsidiary of Founders Financial, Inc.

***Clearing Agreement***

The Company, under Rule 15c3-3(k)(2)(ii), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by its clearing broker on a fully disclosed basis. The Company's agreements with its clearing brokers provides that as clearing broker, that firm will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the "Act"). It also performs all services customarily incident thereon, including the preparation and distribution of customer's confirmation and statements and maintenance margin requirements under the Act and the rules of the Self Regulatory Organizations of which the Company is a member.

***Use of Estimates***

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

***Cash Equivalents***

The Company considers all liquid investments with original maturities of three months or less to be cash equivalents.

***Revenue Recognition and Deferred Revenue***

Securities transactions and commission revenue and expense are recorded on a trade date basis. Revenue from financial advisory services accrue under the terms of the respective advisory contracts and deferred revenue arises from timing differences between when the cash is received and the completion of the services. Other income is recognized as earned.

## *NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)*

### ***Commissions Receivable***

Commissions receivable is comprised of commissions earned but not received. The Company utilizes the allowance method to provide for doubtful accounts based on management's evaluation of the collectability of commissions receivable. Based on historical experience and current review of commissions receivable, management believes all receivables will be collected, accordingly an allowance has not been established.

### ***Property and Equipment***

Property and equipment is stated at cost less accumulated depreciation. The Company provides for depreciation on a straight-line method based on the estimated useful lives of the assets which is estimated to be three to seven years.

### ***Valuation of Long Lived Assets***

The Company accounts for the valuation of long lived assets under ASC 360-10 *Property, Plant and Equipment*. ASC 360-10 requires that long lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. As of December 31, 2014, management does not believe any long lived assets are impaired and has not identified any assets that are being held for disposal.

### ***Income Taxes***

No provision for income taxes is provided since the Company is considered a disregarded entity for federal and state income tax purposes. The member reports the Company's taxable income or loss on its respective income tax return.

The Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any tax related appeals or litigation processes, based on the technical merits of the position. The Company files an income tax return in the U.S. federal jurisdiction, and may file income tax returns in various U.S. states. The Company is not subject to income tax return examinations by major taxing authorities for years before 2011. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces net assets. However, the Company's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. The Company recognizes interest accrued related to unrecognized tax benefits and penalties related to unrecognized tax benefits in income taxes payable, if assessed. No interest expense or penalties have been recognized as of and for the year ended December 31, 2014.

## *NOTE 2 - NET CAPITAL*

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2013, the Company had net capital and net capital requirements of $954,047 and $50,000, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 0.45 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

## *NOTE 3 - COMMITMENTS AND RELATED PARTY TRANSACTIONS*

The Company leases office space under a non-cancelable operating lease from an affiliated entity by virtue of common ownership expiring September 30, 2017. The lease requires future minimum monthly payments of $4,760.10 through 2017 and is renewable for three successive one-year terms.

Rent expense for the year ended December 31, 2014 was approximately $57,100.

The Company pays its Parent certain costs under a shared services agreement. For the year ended December 31, 2014, the Company paid $1,246,529 pursuant to the agreement. At December 31, 2014, the Company owed $18,975 pursuant to the agreement.

## *NOTE 4 - FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISKS AND UNCERTAINTIES*

In the normal course of business, the Company's activities through its clearing broker involve the execution, settlement and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk. In the event a customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations.

In addition, the Company bears the risk of financial failure by its clearing broker. If the clearing broker should cease doing business, the Company's receivable from this clearing broker could be subject to forfeiture.

The Company's financial instruments, including cash and cash equivalents, receivables, prepaid expenses and other assets, accounts payable and accrued expenses, commissions and salaries payable and due to broker are carried at amounts that approximate fair value, due to the short-term nature of the instruments.

The Company also maintains its cash balances in several financial institutions, which at times may exceed federally insured limits. As of December 31, 2014, the Company held $706,446 in cash balances in excess of the federally insured limit. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

***NOTE 5 - SUBSEQUENT EVENTS***

The Company has performed an evaluation of subsequent events through the date the financial statements were issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.

# SUPPLEMENTARY SCHEDULES

**Schedule I**
**FOUNDERS FINANCIAL SECURITIES, LLC**
**COMPUTATION OF NET CAPITAL**
**PURSUANT TO SEC UNIFORM NET CAPITAL RULE 15c3-1**
**December 31, 2014**

| | | |
|---|---|---|
| **CREDIT:** | | |
| **Member's Equity** | $ | **1,214,089** |
| **DEBITS:** | | |
| **Nonallowable assets:** | | |
| **Commissions receivable** | | (37,633) |
| **Other receivables** | | (103,921) |
| **Property and equipment, net** | | (47,614) |
| **Prepaid and other assets** | | (70,874) |
| ***Total Debits*** | | (260,042) |
| **NET CAPITAL** | $ | **954,047** |
| **Minimum requirements of 6-2/3% of aggregate indebtedness of $432,472 or $50,000, whichever is greater** | | **50,000** |
| ***Excess Net Capital*** | $ | **904,047** |
| **AGGREGATE INDEBTEDNESS** | | |
| **Accounts payable and accrued expenses** | $ | **188,457** |
| **Commissions and salaries payable** | | **213,256** |
| **Due to broker** | | **30,759** |
| ***Total Aggregate Indebtedness*** | $ | **432,472** |
| **RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL** | | **.45:1** |

There are no material differences between the above computation of Net Capital and the corresponding computation as submitted by the Company with unaudited Form X-17a-5 Part II filing as of December 31, 2014.

2See Independent Auditors' Report.

SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Founders Financial Securities, LLC

We have audited the accompanying statement of financial condition of Founders Financial Securities, LLC (the "Company") as of December 31, 2014 that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition. The Company's management is responsible for this financial statement. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial condition of the Company as of December 31, 2014 in accordance with accounting principles generally accepted in the United States of America.

Spicer Jeffries LLP

Greenwood Village, Colorado
March 7, 2015

SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

**Schedule II**
**FOUNDERS FINANCIAL SECURITIES, LLC**

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Founders Financial Securities, LLC

We have reviewed management's statements, included in the accompanying management statement regarding compliance with Rule 15c3-3 exemption report, in which (1) Founders Financial Securities, LLC (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3 (2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Spicer Jeffries LLP

Greenwood Village, Colorado
March 7, 2015

**Schedule III**
**FOUNDERS FINANCIAL SECURITIES, LLC**

* Securities *

Founders Financial Securities, LLC

# Exemption Report – SEC Rule 17a-5(d)(4)

Founders Financial Securities, LLC ("Founders Financial", "the Firm") is a broker-dealer registered with the U.S. Securities and Exchange Commission. Pursuant to Section 240-17a-5(d)(4) of The Securities Exchange Act of 1934 (Reports to be made by Certain Broker/Dealers), Founders Financial is required to file one of two reports with the Commission annually—
***Compliance Report*** if the Firm did not claim that it was exempt from Rule 15c3-3 under the Securities Exchange Act of 1934 ("Exchange Act") throughout the broker-dealer's fiscal year or,
***Exemption Report*** if the Firm did claim it was exempt from Rule 15c3-3 throughout the fiscal year.
Founders Financial hereby elects to submit an Exemption Report in lieu of a Compliance Report for the fiscal year ending December 31, 2014 based on the following:

- Founders Financial claimed it was exempt from Rule 15c3-3 pursuant to Section (k)(2)(ii) during its most recent fiscal year ending December 31, 2014.

- The Firm qualifies for this exemption if it, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of §§ 240.17a-3 and 240.17a-4, as are customarily made and kept by a clearing broker or dealer.

- Furthermore, to the best of its knowledge and belief, Founders Financial has met the exemption provisions identified in paragraph (k)(2)(ii) of Rule 15c3-3 throughout the most recent fiscal year without exception.

Karen A. Steighner, Financial & Operations Principal

March 16, 2015
Date

SJ SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

**Schedule IV**

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Member of
Founders Financial Securities, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2014, which were agreed to by Founders Financial Securities, LLC (the "Company"), the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Partnership's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended December 31, 2014, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

**Schedule V**
**FOUNDERS FINANCIAL SECURITIES, LLC**

**GENERAL ASSESSMENT RECONCILIATION PURSUANT TO FORM SIPC-7**
**DECEMBER 31, 2014**

| | |
|---|---|
| General Assessment per Form SIPC-7, including interest | 22,808.00 |
| Less payment made with Form SIPC-6 | 10,142.00 |
| Amount Paid with Form SIPC-7 | **24,441.00** |
| Amount Due (Overpaid) | (11,775.00) |

See Independent Accountants' Report.